[LETTERHEAD OF THOMPSON & KNIGHT LLP]

July 13, 2005

Tangela Richter
Legal Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:	Petrohawk Energy Corporation
Amendment No. 1 to Registration Statement on Form S-3
Filed June 23,2005
File No. 333-124898

Dear Ms. Richter:

     Thank you for the comments included in your letter dated June 28, 2005. On behalf of Petrohawk Energy Corporation, I have reproduced each of your comments below, and have included specific responses following each comment.

Form S-3

General

1.	We note your response to prior comment 2. Please further clarify in footnote 2, how GLG North American Opportunity Fund and Provident Premier Master Fund Ltd. acquired their shares. In this regard, we note that Exhibit 4.11 delineates registration rights granted with respect to only three of the five selling stockholders listed in the prospectus. Please revise or advise.

Response:

We acknowledge your comment and have revised footnote 2 to reflect that each of the selling stockholders received their shares pursuant to privately negotiated transactions with PHAWK, LLC. Also, we have included with this filing the two additional registration rights agreements that were entered into between Petrohawk and GLG North American Opportunity Fund and Provident Premier Master Fund Ltd. pursuant to which the selling stockholders are registering their shares.

     Please do not hesitate to call with any questions or additional comments regarding the Form S-3 and this letter. I can be reached at (713) 951-5807, or you may call Kirk Tucker at (713) 951-5805.

Very truly yours,
/s/ William T. Heller IV
William T. Heller IV

cc:	Mellissa Campbell Duru
Division of Corporation Finance